Filed Pursuant to Rule 433
Registration Statement No. 333-213509
Pricing Term Sheet
BRUNSWICK CORPORATION

Pricing Term Sheet

$200,000,000 6.375% Notes due 2049

Issuer:	Brunswick Corporation
Security Type:	Senior Unsecured Notes
Format:	SEC Registered
Title:	6.375% Notes due 2049 (the “Notes”)
Size:	$200,000,000 ($230,000,000 assuming the underwriters exercise their option to purchase the additional Notes in full).
Maturity:	April 15, 2049
Coupon:	6.375%
Price to Public:	100.000% of face amount
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB- / BBB
Pricing Date:	February 26, 2019
Interest Payment Dates:	January 15, April 15, July 15 and October 15, commencing on April 15, 2019
Settlement Date**:	T+4; March 4, 2019
Optional Redemption:
The Notes will be redeemable at the option of the Issuer, in whole or in part, at any time on or after April 15, 2024, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the redemption date.

Day Count:	30 / 360
Net Proceeds to Issuer (before expenses; assumes no exercise of underwriters’ option):	$193,700,000 ($222,755,000 assuming the underwriters exercise their option to purchase the additional Notes in full).
CUSIP / ISIN:	117043 604 / US1170436042
Denominations:	$25.00 and integral multiples of $25.00 in excess thereof
Listing:	The Issuer intends to file an application to list the Notes on The New York Stock Exchange.
Joint Book-Running Managers:	Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Wells Fargo Securities, LLC
Joint Lead Manager:	J.P. Morgan Securities LLC
Co-Managers:	Citizens Capital Markets, Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
BMO Capital Markets Corp.
KBC Securities USA LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

**
It is expected that delivery of the Notes will be made against payment therefor on or about March 4, 2019, which will be the fourth business day following the date hereof (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any day prior to two business days before delivery will be required to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC collect at 1-866-718-1649, or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.